

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 4, 2006

Peter Khean
Magnum Equities Group Inc.
#610-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

> **Re: China Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 8, 2006**
> **File No. 333-128608**

Dear Mr. Khean:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please also file a marked copy of Amendment No. 2 on EDGAR. Note that you must file a marked copy of <u>each</u> amendment that shows the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. In the future, please provide us supplementally with four marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

The Offering, page 8

3. We note your response to prior comment 6; however, according to the selling shareholder table, several selling shareholders appear to own less than 5% of your shares and, therefore, would not be considered 5% or greater shareholders. Therefore, please delete the first sentence of the second paragraph.

History and Results of Operations, page 8

4. You disclose here, as well as within your business development disclosure on page 35 that net income for the year ended November 30, 2005 was $3,409,840. Based on your statement of income, it appears that you actually had net income of $3,382,777. Please revise.

Summary Financial Information, page 10

5. Please ensure that the amounts presented here agree to the amounts presented in your financial statements. For example, neither operating income for the six month period ended May 31, 2006 nor net income for the year ended November 30, 2005 agree to the amounts presented in your financial statements. Please revise.

Organization within the Last Five Years, page 34

6. We note your response to prior comment 9. Based on Peter Khean's <u>continuing</u> role working for the company, please provide us your analysis why Mr. Khean is not a promoter of the company as defined under Rule 405 of the Securities Act. Also, please describe in this section of the prospectus the transaction by which Wenxiang Ding acquired control of China Energy prior to the share exchange agreement.

7. We note your response to prior comment 10. The share exchange agreement provides that "the Company endeavors to raise up to $10,000,000 for investment in Coal Group Co. and Zhunger Heat Power Co., to assist in the expansion of their operations." Explain who, on behalf of the company would endeavor to raise $10 million and why these intentions were stated in the share exchange agreement.

Heat Power: Subsidiary, page 37

8. We note your response to prior comment 12. Please tell us where you have described the material terms of the license agreement, including the penalty provisions. Also disclose in the prospectus whether you currently meet the heating requirements under the license.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 67</u>

9. We have reviewed your response to prior comment 17. Please ensure that the
amounts you disclose for the following items agree to the amounts presented in
your financial statements:
   - FY 2005 loss for Heat Power
   - FY 2005 income before taxes
   - FY 2005 profit for Coal Group
   - FY 2005 assets of Coal Group

10. Please disclose the reasons for the change in segment profit of Coal Group from
$1,286,842 in 2004 to $5,819,941 in 2005.

<u>Selling Expenses, page 69</u>

11. Please tell us why you believe it is appropriate to classify appraisal fees and water
conservation fees as selling expenses instead of general and administrative
expenses.

<u>General and Administrative Expenses, page 70</u>

12. You discuss penalties you incurred during 2004 related to the 2003 taxation year.
It is unclear whether these are a tax on income that should be presented as income
tax expense rather than a penalty within general and administrative expenses.
Please advise or revise.

<u>Performance Indicators, page 74</u>

13. We note your response to prior comment 19. If you are not describing non-
financial measures, please delete the term in the first sentence.

<u>Liquidity and Capital Resources, page 76</u>

<u>Operating Activities, page 78</u>

14. We have reviewed your response to prior comment 21. You disclose that cash
flows provided by operating activities were $7,999,811 for 2005. Based on your
statement of cash flows, it appears that you actually had cash flows provided by
operating activities of $7,972,748. Please revise.

Certain Relationships and Related Transactions, page 86

15. We note your response to prior comment 22. Peter Khean was the incorporator and director of the company prior to the reverse merger with China Energy. His company is currently listed on the cover page of the registration statement. Please tell us his affiliation with Magnum Equities Group Inc. and what services this company provides or will provide to China Energy. For example, will Magnum or Mr. Khean assist China Energy in raising capital?

Executive Compensation, page 88

16. We note your response to prior comment 24. Please describe the terms of the employment agreements in greater detail. For example, quantify the compensation for each officer.

Financial Statements

17. We have reviewed your response to prior comment 25. Please also label your 2004 financial statements as restated.

Consolidated Balance Sheet

18. We have reviewed your response to prior comment 27. It does not appear that any changes have been made to the amount of Advances to Suppliers as presented in Note 6. As such, the amount presented does not agree to the amount presented in your balance sheet. Please revise.

19. We have reviewed your response to prior comment 28. Please disclose the items that are included in your other accounts receivable account.

Consolidated Statements of Income, page F3

20. We have reviewed your response to prior comment 30. It is unclear as to how you have now classified your gain on the disposal of fixed assets. Please clarify. If you have presented the gain as revenue, please show the gain separately from revenues from the sale of coal and hot water.

Consolidated Statements of Changes in Stockholders' Equity, page F4

21. We have reviewed your response to prior comment 31. Our understanding is that in the transaction on November 30, 2004 Coal Group, as the accounting acquirer, acquired not only China Energy Corporation, but also 49% of the outstanding stock of Heat Power. As such, we believe your beginning balance of common stock should be 38,492,874 shares, equivalent to the number of shares issued to the shareholders of Coal Group. The 6,507,126 shares issued to the 49% minority shareholders of Heat Power should be reflected as being issued on November 30, 2004. Please revise accordingly. In addition, you should reflect the outstanding

shares of China Energy before the reverse acquisition, if any, as being issued on November 30, 2004.

22. We have reviewed your response to prior comment 32. It is unclear where you have added disclosure regarding the authoritative literature supporting your accounting for the contribution of the 70% interest in Heat Power, including the basis you recorded for the contributed assets. Please advise or revise your disclosure accordingly. Please also specifically identify the SAB referred to in your response.

Note 3 – Restatements, page F11

23. We have reviewed your response to prior comment 35. Please tell us the accounting literature supporting your accounting treatment regarding the recording of capital contributions at the original cost to the contributing shareholders.

24. We have reviewed your response to prior comment 36. It does not appear that you have added disclosure to your footnote covering the restatements. Your disclosure should clearly indicate the nature of each accounting error as well as the amount of each error. Please revise accordingly.

25. Please disclose the effect of the restatements on your net income and net income per share for 2004. See paragraph 37 of APB 20.

Note 4 – Related Party Transactions, page F16

26. We have reviewed your response to prior comment 37. As previously requested, please disclose the sales price for the interests in Heat Power sold to shareholders of China Energy Corporation prior to the reverse merger. Note that unless you identify the appraiser and include a consent, you should not refer to the appraisal.

27. We have reviewed your response to prior comment 38. You now refer the reader to Note 2 for additional discussion of the "substantial capital contribution" by shareholders of China Energy Corporation prior to the reverse merger. This discussion appears to be included in Note 11. Please revise accordingly.

Financial Statements for the Six Months Ended May 31, 2006, page 114

28. Please disclose the information required by paragraph 33 of SFAS 131 regarding your reportable segments.

Consolidated Statements of Income, page F24

29. The header to your statements of income indicates that you are presenting a statement of income for both the three and six months ended May 31, 2006 and 2005. However, you have only presented statements of income for the six months ended May 31, 2006 and 2005. Please revise your header accordingly.

Consolidated Statement of Cash Flows, page F25

30. You disclose that net income for the six months ended May 31, 2005 was $2,497,757. Based on your statement of income, it appears that you actually had net income of $1,769,136. Please revise.

Note 2 – Investment Property, page F26

31. Please tell us what consideration you gave to depreciating the two office buildings that were purchased in August 2005. Also, tell us the accounting literature that you referenced to support your accounting treatment.

Note 3 – Intangible Asset and Long Term Accounts Payable, page F26

32. You present financing of mining rights in the amount of $3,626,950 in your statement of cash flows. Please disclose in this footnote the terms of the financing that you received, including the applicable interest rate and maturity date of the financing.

33. Regarding your fourteen-year mining rights agreement, please tell us whether you are unconditionally obligated to pay the total amount of $3,626,950, or if you have the option of forfeiting the mining rights without being obligated to make all future payments.

Note 4 – Notes Payable, page F27

34. Please tell us how you have classified your $2,500,000 loan in your statement of cash flows. It appears that this amount should be presented within the cash flows from financing activities section. See paragraph 19 of SFAS 95.

As appropriate, please amend your registration statement in response to these comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director